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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*



Table Trac Inc.
-------------------------------------------------------------------------------
(Name of Issuer)


Common Stock
-------------------------------------------------------------------------------
(Title of Class of Securities)


87336P106
----------------------------------------
(CUSIP Number)


Chris Doucet, 2204 Lakeshore Drive, Suite 304,Birmingham, Alabama 35209 205-414-9788
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


August 18, 2015
-------------------------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be <filed> for the purpose of Section 18 of the Securities Exchange Act of 1934 (<Act>) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



SEC 1746 (3-06)





      ------------------------------------------------
      CUSIP No. 87336P106
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

      Doucet Capital,LLC, sole owner of Doucet Asset Management, LLC 03-0600886
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3     SEC Use Only

      --------------------------------------------------------------------------

      4     Source of Funds (See Instructions)

            HC
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6     Citizen or Place of Organization

            Delaware, US
      --------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting                205,737
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power     205,737
      --------------------------------------------------------------------------


      11   Aggregate Amount Beneficially Owned by Each Reporting Person

            205,737
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           4.30%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           HC
      --------------------------------------------------------------------------






      ------------------------------------------------
      CUSIP No.  87336P106
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

      Doucet Asset Management, LLC 03-0600882
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3     SEC Use Only

      --------------------------------------------------------------------------

      4     Source of Funds (See Instructions)

            IA
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6     Citizen or Place of Organization

            Delaware, US
      --------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               205,737
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    205,737
      --------------------------------------------------------------------------


      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           205,737
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           4.30%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           IA
      --------------------------------------------------------------------------





      ------------------------------------------------
      CUSIP No.  87336P106
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)


       Christopher L. Doucet, managing member of Doucet Capital, LLC and
          CEO and control person of Doucet Asset Management
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3     SEC Use Only

      --------------------------------------------------------------------------

      4     Source of Funds (See Instructions)
            IN
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6     Citizen or Place of Organization

            US Citizen
      --------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               205,737
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    205,737
      --------------------------------------------------------------------------

      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           205,737
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           4.30%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           IN
      --------------------------------------------------------------------------




      ------------------------------------------------
      CUSIP No.  87336P106
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)


      Suzette A. Doucet, CFO and control person of Doucet Asset Management, LLC
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3    SEC Use Only

      --------------------------------------------------------------------------

      4    Source of Funds (See Instructions)

           IN
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6    Citizen or Place of Organization

           US Citizen
      -------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               205,737
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    205,737
      --------------------------------------------------------------------------

      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           205,737
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           4.30%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           IN
      --------------------------------------------------------------------------





      Item 1.  Security and Issuer

      The class of equity to which this statement relates is the common stock $0.001 par value (the "Common Stock") of Table Trac, Inc.
      (the "Company"), which has its principal executive offices at:


                             6101 Baker Road, Suite 206
                             Minnetonka, MN  55345

       	This amenended statement on Schedule 13D/A consitiutes Amendment no.1 to the Schedule 13D and is the final amendment to the Schedule 13D and is an exit filing for the Reporting Person.



      Item 4.  Purpose of Transaction

      All of the shares of Common Stock reported herein were acquired for investment purposes, and were originally acquired without the purpose or effect of changing or influencing control of the Company. The Reporting Persons review on a continuing basis the investment in the Company. Based on such review and depending on the price and availability of the Company's securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and policies of the Reporting Persons, the Company s business, financial condition and operating results, general market and industry conditions or other factors.


      Item 5.  Interest in Securities of the Issuer

      (a) As of the close of business on November 18, 2015 Doucet Capital, Doucet Asset Management, Christopher L. Doucet, and Suzette A. Doucet were the beneficial owners of 205,737shares of Common Stock, which constitute in the aggregate 4.3% of the outstanding shares of Common Stock of the Company based on 4,782,305 shares of Common Stock Outstanding pursuant to the Form 10-Q for the quarterly period ending September 30, 2014 filed by the Company. This filing represents an exit filing.

      (b) Doucet Capital, Doucet Asset Management, Christopher L. Doucet, and Suzette A. Doucet have shared power to vote, direct the vote of, dispose of and direct the disposition of the Common Stock beneficially owned as described in Item 5(a) above. Such power is shared among the Reporting Persons.

      (c)  Not Applicable

      (d)  Not Applicable

      (e)  November 18, 2015


      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None.

      Item 7.  Material to be Filed as Exhibits

      Exhibit 1. Joint Filing Agreement





SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: August 18, 2015

                                       DOUCET CAPITAL, LLC



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member


                                       DOUCET ASSET MANAGEMENT, LLC
                                       By: Doucet Capital, LLC,
                                           its managing member



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member



                                       CHRISTOPHER L. DOUCET



                                       /S/ Christopher L. Doucet
                                       --------------------------
                                       Christopher L. Doucet, individually



                                       SUZETTE A. DOUCET



                                       /S/ Suzette A. Doucet
                                       -----------------------
                                       Suzette A. Doucet, individually




                                       SUZETTE A. DOUCET



                                       /S/ Suzette A. Doucet
                                       ---------------------
                                       Suzette A. Doucet